UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                         For the month of November 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]            Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]                            No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On November 4, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1, announcing Eurpoean Union approval for Taxotere(R) (docetaxel) in the treatment of prostate cancer.
Exhibit 99.1 is incorporated herein by reference.

         On November 5, Sanofi-Aventis issued the press release attached hereto as Exhibit 99.2, announcing United States Food and Drug Administration approval for Eloxatin(R) (oxaliplatin for injection) in the adjuvant (postsurgical) treatment of colon cancer. Exhibit 99.2 is incorporated herein by reference.

                                  EXHIBIT LIST

EXHIBIT NO.                       DESCRIPTION

Exhibit 99.1 Press Release, dated November 4, 2004, issued by Sanofi-Aventis announcing Eurpoean Union approval for Taxotere(R) (docetaxel) in the treatment of prostate cancer.

Exhibit 99.2 Press Release, dated November 5, 2004, issued by Sanofi-Aventis announcing United States Food and Drug Administration approval for Eloxatin(R) (oxaliplatin for injection) in the adjuvant (postsurgical) treatment of colon cancer.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 5, 2004                   SANOFI-AVENTIS


                                          By:     /s/ Jean-Claude Leroy
                                             -----------------------------------
                                             Name:    Jean-Claude Leroy
                                             Title:   Senior Vice President &
                                                      Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION

Exhibit 99.1 Press Release, dated November 4, 2004, issued by Sanofi-Aventis announcing Eurpoean Union approval for Taxotere(R) (docetaxel) in the treatment of prostate cancer.

Exhibit 99.2 Press Release, dated November 5, 2004, issued by Sanofi-Aventis announcing United States Food and Drug Administration approval for Eloxatin(R) (oxaliplatin for injection) in the adjuvant (postsurgical) treatment of colon cancer.